RADCOM LTD.
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NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS
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Notice is hereby given that an Extraordinary Meeting of Shareholders (the "Meeting") of Radcom Ltd. (the "Company") will be held on January 30, 2008, at 16:30PM (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purpose:

To approve the Company’s issuance of Ordinary Shares, NIS 0.05 nominal value per share, of the Company (the “Ordinary Shares” and the “Transaction”, respectively), to accredited investors (including, without limitation, Mr. Zohar Zisapel and/or entities controlled by him and/or members of his family, who are “controlling shareholders” of the Company for the purpose of Section 268 of the Israeli Companies Law, 5759-1999 (the “Companies Law”), and including Mr. Zohar Gilon, a director of the Company and his son, Mr. Amit Gilon) approved by the audit committee and the board of directors of the Company, as well as the grant by the Company to such accredited investors of warrants to purchase one Ordinary Share per three Ordinary Shares issued (the “Warrants”).

Further, to approve, pursuant to Section 328(b)(1) of the Companies Law, that Mr. Zohar Zisapel will hold following the consummation of the Transaction shares representing more than 25% of the voting power of the shareholders of the Company.

As described above, Mr. Zohar Zisapel and his brother Mr. Yehuda Zisapel, shareholders of the Company who are “controlling shareholders” of the Company for the purpose of Section 268 of the Companies Law, have a personal interest in the Transaction (Mr. Yehuda Zisapel is deemed to have a personal interest in the Transaction by virtue of the participation of his brother, Mr. Zohar Zisapel, in the Transaction). As a result, the Transaction requires approval by a majority of the voting rights in person or by proxy and voting thereon (the “Voting Rights”) at the Meeting including at least one-third of the Voting Rights of the shareholders represented at the Meeting who do not have a personal interest in the matter (unless the total number of shares of the non-interested shareholders voting against the resolution, if any, does not represent more than one percent of the Company’s outstanding voting rights, in which case a simple majority of the Voting Rights represented at the Meeting is sufficient).

The Board of Directors (other than Mr. Zohar Zisapel and Mr. Zohar Gilon who abstain, due to a personal interest) recommends a vote FOR approval of the Proposed Resolution to be voted upon at the Meeting.

Shareholders of record at the close of business on December 27, 2007, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy and to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,

Dated December 19, 2007.	David Ripstein
Chief Executive Officer

RADCOM LTD.

24 RAOUL WALLENBERG STREET

TEL AVIV 69719, ISRAEL

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PROXY STATEMENT
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EXTRAORDINARY MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.05 nominal value per share (the "Ordinary Shares"), of Radcom Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary Meeting of Shareholders. The Meeting will be held on January 30, 2008, at 16:30PM (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

It is proposed that at the Meeting, the following resolution be adopted:

To approve the Company’s issuance of Ordinary Shares, NIS 0.05 nominal value per share, of the Company (the “Ordinary Shares” and the “Transaction”, respectively), to accredited investors (including, without limitation, Mr. Zohar Zisapel and/or entities controlled by him and/or members of his family, who are “controlling shareholders” of the Company for the purpose of Section 268 of the Israeli Companies Law, 5759-1999 (the “Companies Law”), and including Mr. Zohar Gilon, a director of the Company and his son, Mr. Amit Gilon) approved by the audit committee and the board of directors of the Company, as well as the grant by the Company to such accredited investors of warrants to purchase one Ordinary Share per three Ordinary Shares issued (the “Warrants”).

Further, to approve, pursuant to Section 328(b)(1) of the Companies Law, that Mr. Zohar Zisapel will hold following the consummation of the Transaction shares representing more than 25% of the of the voting power of the shareholders of the Company.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the Meeting in person, or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.

Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on December 27, 2007 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about January 3, 2008 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. In addition, as required by Israeli law, the Company has filed this Notice and Proxy Statement and the form of proxy card with the Israeli Securities Authority (“ISA”) and the Tel Aviv Stock Exchange, copies of which may available at no charge on the ISA’s website at http://www.magna.isa.gov.il.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on December 27, 2007, will be entitled to vote at the Meeting and any adjournments or postponements thereof. The Company had outstanding on November 30, 2007, 16,364,888 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders of the Company holding shares conferring in the aggregate at least one-third (1/3) of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares as of November 30, 2007 by (i) each person or entity known to own beneficially more than five percent (5%) of the Company’s outstanding Ordinary Shares based on information provided to the Company by the holders or disclosed in public filings with the Securities and Exchange Commission, and (ii) all directors and officers as a group, based on information provided to the Company by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Zohar Zisapel (3)	3,646,342	22.2%

Yehuda Zisapel (4)	2,027,161	12.4%

RAD Data Communications Ltd (5)	177,841	1.1%

All directors and executive officers as a group, except Zohar Zisapel (11 persons) (1) (2)	568,575	3.4%

(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable on or within 60 days of November 30, 2007.

(2)
The percentage of outstanding Ordinary Shares is based on 16,364,888 Ordinary Shares outstanding as of November 30, 2007. For determining the percentage owned by each person, Ordinary Shares for each person includes Ordinary Shares that may be acquired by such person pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of November 30, 2007.
The number of outstanding Ordinary Shares does not include shares that were repurchased by the Company.

(3)
Includes 177,841 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company, 54,500 ordinary shares owned of record by Klil and Michael Ltd., an Israeli company and 100,000 ordinary shares issuable upon exercise of options exercisable within 60 days of November 30, 2007. Zohar Zisapel is a principal shareholder and director of each of RAD Data Communications Ltd. and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RAD Data Communications and Klil and Michael Ltd. Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein.

(4)
Includes 177,841 Ordinary Shares owned of record by RAD Data Communications Ltd., an Israeli company, and 910,360 Ordinary Shares owned of record by Retem Local Networks Ltd., an Israeli company. Yehuda Zisapel is a principal shareholder and director of each of RAD Data Communications Ltd. and Retem Local Networks and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the Ordinary Shares held by RAD Data Communications Ltd. and Retem Local Networks. Mr. Zisapel disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein.

(5)
Messrs. Zohar Zisapel and Yehudah Zisapel have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd. The shares held by RAD Data Communications Ltd. are also reflected under Zohar Zisapel’s and Yehuda Zisapel’s names in the table.

ITEM 1 - APPROVAL OF THE COMPANY’S ISSUANCE OF ORDINARY SHARES AND WARRANTS TO BUY ORDINARY SHARES

The Company entered into a Share Purchase Agreement (the “Purchase Agreement”), with several investors, among them Mr. Zohar Zisapel, the Chairman of the Board of Directors of the Company, who are existing shareholders of the Company (as described below), for the issuance by the Company of Ordinary Shares in an aggregate amount of $2,500,000 for a purchase price as described hereunder. For purposes of determining the price per Ordinary Share in the transaction, the “Closing Price” means the average closing market price of the Ordinary Shares of the Company on the Nasdaq Capital Market on the ten (10) trading days ending on the trading day prior to this Meeting (the “Closing Price”). The price per Ordinary Share will be the Closing Price minus a discount of 10% (the “Price Per Share”).

In the event that the Closing Price is lower than $0.50, the Company shall be entitled to terminate the transaction.

At the closing of the transaction, the investors will be granted Warrants to purchase one Ordinary Share for every three Ordinary Shares purchased by them in the transaction. The Warrants will be exercisable for a period of three years after the closing for an exercise price per Ordinary Share equal to the Price Per Share plus 25%. As part of the proposed transaction, the Company will make customary representations and warranties in the Purchase Agreement aimed to protect the interests of the investors. In addition, as part of the Purchase Agreement, the Company will grant registration rights to the investors, under which it will undertake to use its best efforts to file a registration statement covering the resale of the Ordinary Shares to be purchased pursuant to the Purchase Agreement within 120 days after the closing of the transaction, as well as the Ordinary Shares underlying the Warrants, and to keep such registration statement effective for a period of two (2) years, subject to standard exceptions. The Purchase Agreement will contain a customary undertaking of the Company to indemnify the investors for liabilities and expenses that may arise from any material misstatements or omissions in the Company’s registration statement. The negotiations relating to the proposed transaction have been, and continue to be, conducted by the Company’s management, under the supervision of the audit committee, which is comprised of independent members of the board of directors.

The Company’s undertakings in connection with this transaction are subject, among other conditions, to the approval of the Company’s shareholders as described below. If the Company’s shareholders do not approve the Company’s undertakings, then the Company’s obligations will be null and void.

Reasons for the transaction

The Company’s management believes that the proposed transaction’s conditions are favorable to the Company, and that the capital expected to be raised through the proposed transaction will facilitate the fulfillment of the Company’s strategic objectives, as well as enhance the Company’s liquidity.

Required Vote

Messrs. Zohar Zisapel and Yehuda Zisapel, each of whom has a personal interest in the proposed Transaction as described above, and therefore together are deemed to hold more than 25% of the voting power for the purpose of Section 268 of the Companies Law, are therefore “controlling shareholders” of the Company, as defined in Chapter V of the Companies Law. Mr. Zohar Zisapel executed the Purchase Agreement and intends to participate (either in person and/or through controlled entities and/or with family members) in the Transaction, in an aggregate amount of approximately $1.65 million. Therefore, the proposed transaction requires approval of the Company’s Audit Committee, Board of Directors and shareholders, in that order. Section 275 of the Companies Law requires that the shareholder approval of transactions with a controlling shareholder or in which a controlling shareholder has a personal interest satisfy at least one of the following conditions: (i) the shares voting in favor of the matter include at least one-third of the shares voted by shareholders who do not have a personal interest in the matter or (ii) the total number of shares voted against the matter does not exceed 1% of the Company’s outstanding shares. In addition, since Mr. Zohar Zisapel is also a Director of the Company, and since Mr. Zohar Gilon, a Director of the Company and his son, Mr. Amit Gilon, are participating in the Transaction in an aggregate amount of approximately $50,000 each, the Transaction constitutes an “exceptional transaction” between the Company and one of its officers (as defined in the Companies Law), and consequently requires the approval of the Audit Committee and thereafter the approval of the Board of Directors, pursuant to Section 272(a) of the Companies Law.

Pursuant to Section 276 of the Companies Law, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in the proposed transaction. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of shares in the Company. Each of Mr. Zohar Zisapel and Mr. Zohar Gilon has a personal interest in this transaction.

The Transaction requires shareholder approval also pursuant to Section 328 of the Companies Law. Section 328(a) provides that an acquisition, in consequence of which a person becomes a holder of 25% or more of the voting power in a publicly traded company, if there is no existing holder of 25% or more of the voting power in such company, may be carried out only by means of a special tender offer issued to all the shareholders of the company (“Tender Offer”). Section 328(b)(1) provides, however, that the provisions of Section 328(a) shall not apply to an acquisition that is carried out in a private placement, if such private placement received the approval of the general meeting of shareholders as a private placement which will result in a person holding 25% or more of the voting power in the company.

The proposed transaction has been approved by the Company’s Audit Committee and Board of Directors, pursuant to Sections 272(a) and 275 of the Companies Law.

Proposed Resolution

It is therefore proposed that, at the Meeting, the following resolution be adopted:

“RESOLVED, that the execution and performance of the transaction described in the Notice to Shareholders dated December 19, 2007, (the “Proxy Statement”), by and among the Company and the investors in such transaction (including, without limitation, Mr. Zohar Zisapel and/or entities controlled by him and/or members of his family, who is a “controlling shareholder” of the Company as defined by Chapter V of the Companies Law, and Mr. Zohar Gilon, a Director of the Company and his son, Mr. Amit Gilon), including the execution, delivery and performance of the Purchase Agreement and the Warrants, and the issuance of the Ordinary Shares and Warrants, as described in the Company’s Proxy Statement, and any amendments and supplements thereto that do not materially increase the obligations of the Company and that are approved by the Audit Committee and Board of Directors of the Company, be, and they hereby are, approved. FURTHER RESOLVED, that such purchase be, and hereby is approved as a private placement which will result in Mr. Zohar Zisapel acquiring more than 25% of the voting power in the Company.”

The Board of Directors (other than Mr. Zohar Zisapel and Mr. Zohar Gilon who abstain, due to a personal interest) recommends a vote FOR the aforesaid resolution.

By Order of the Board of Directors,

David Ripstein
Chief Executive Officer

Dated: December 19, 2007